                                                                   Exhibit 99.4





                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                               SEPTEMBER 30, 1998

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS




                                                                                                          PAGE
                                                                                                          ----

   Consolidated Balance Sheets as of September 30, 1998 and December 31, 1997..........................     2

   Consolidated Statements of Operations for the three and nine months ended
         September 30, 1998 and September 30, 1997.....................................................     3

   Consolidated Statement of Stockholder's Equity (Deficit) for the nine months
         ended September 30, 1998......................................................................     4

   Consolidated Statements of Cash Flows for the nine months ended
         September 30, 1998 and September 30, 1997.....................................................     5

   Notes to Consolidated Financial Statements..........................................................     6



                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================



                                                                           September 30,      December 31,
                                                                               1998               1997
                                                                           -------------      ------------
ASSETS
Current assets:
  Cash and cash equivalents........................................          $  3,488           $    968
  Accounts receivable - trade......................................               568              1,584
  Inventories......................................................            17,884              4,255
  Prepaid expenses and other current assets........................             4,610              9,290
                                                                             --------           --------
     Total current assets..........................................            26,550             16,097

Property, plant and equipment, at cost, less
      accumulated depreciation of $2,598 and $1,020................            41,313             29,122
Goodwill, net......................................................                                1,001
Other assets.......................................................             1,168                  2
                                                                             --------           --------
     Total assets..................................................          $ 69,031           $ 46,222
                                                                             ========           ========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Notes payable..................................................            $ 12,202           $  5,000
  Accounts payable - trade.......................................              15,768              3,798
  Due to affiliates..............................................              47,948             67,539
  Accrued taxes..................................................              10,805             18,077
  Other accrued liabilities......................................               2,750              8,398
                                                                             --------           --------
     Total current liabilities...................................              89,473            102,812

Deferred gain....................................................              25,498             25,498
Other liabilities................................................              26,766              2,000

Commitments and contingencies....................................

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares authorized,
     authorized, issued and outstanding..........................                 701                701
  Additional paid-in-capital.....................................              17,104              5,600
  Deficit........................................................             (90,511)           (90,389)
                                                                             --------           --------
     Total stockholder's equity (deficit)........................             (72,706)           (84,088)
                                                                             --------           --------

     Total liabilities and stockholder's equity (deficit)........            $ 69,031           $ 46,222
                                                                             ========           ========




                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

===============================================================================


                                                                    Three Months Ended           Nine Months Ended
                                                                ------------------------      -------------------------
                                                                Sept. 30,      Sept. 30,      Sept. 30,       Sept. 30,
                                                                  1998            1997          1998            1997
                                                                ----------     ---------      ---------       ---------
Net sales*............................................          $22,572        $20,940         $69,613         $53,095
Cost of sales*........................................           15,854         17,224          50,186          43,847
                                                                -------        -------         -------         -------

Gross profit..........................................            6,718          3,716          19,427           9,248
Operating, selling, administrative and
       general expenses...............................            4,518          2,318           9,716           6,236
                                                                -------        -------         -------         -------

Operating income......................................            2,200          1,398           9,711           3,012

Other income (expense):
   Interest income....................................                             273                           1,424
   Interest expense...................................           (2,824)        (2,366)         (8,912)         (6,890)
   Gain on sale of stock..............................                                                          27,055
   Gain on foreign currency exchange..................              244             60             328             370
   Amortization of goodwill...........................                             (30)         (1,054)           (158)
   Other, net.........................................              (24)             9             (56)             37
                                                                -------        -------         -------         -------

(Loss) income before income taxes.....................             (404)          (656)             17          24,850
(Benefit) provision for income taxes..................           (2,447)           248          (1,136)         12,279
                                                                -------        -------         -------         -------

Net income (loss).....................................          $ 2,043        $  (408)        $ 1,153         $12,571
                                                                =======        =======         =======         =======


---------------------

     * Net sales and cost of sales include excise taxes of $3,355, $3,383, $11,224 and $8,606, respectively.



                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

===============================================================================



                                                             COMMON STOCK             ADDITIONAL
                                                         -----------------------        PAID-IN
                                                         SHARES           AMOUNT        CAPITAL        DEFICIT       TOTAL
                                                         ------           ------      ----------       --------      --------
Balance, December 31, 1997....................           701,000           $701         $ 5,600        $(90,389)     $(84,088)

Net income....................................                                                            1,153         1,153

Distributions to parent.......................                                                           (1,275)       (1,275)

Capital contribution..........................                                           11,504                        11,504
                                                         -------           ----         -------        --------      --------

Balance, September 30, 1998...................           701,000           $701         $17,104        $(90,511)     $(72,706)
                                                         =======           ====         =======        ========      ========





                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)
===============================================================================



                                                                             Nine Months Ended
                                                                       -----------------------------
                                                                       Sept. 30,           Sept. 30,
                                                                          1998               1997
                                                                       --------------- -------------
Net cash provided by operating activities....................          $  8,666             $ 10,841
                                                                       --------             --------

Cash flows from investing activities:
      Capital expenditures...................................           (16,107)             (11,574)
      Proceeds from sale of BML, net.........................                                 41,502
      Proceeds from sale of option to purchase
        stock in Liggett-Ducat...............................                                  2,200
                                                                       --------             --------
Net cash (used in) provided by investing activities..........           (16,107)              32,128
                                                                       --------             --------

Cash flows from financing activities:
      Proceeds from debt.....................................            17,612                4,723
      Repayments of debt.....................................           (10,715)              (3,905)
      Proceeds from participating loan.......................            25,000
      Capital contributions..................................             9,000
      Repayment of intercompany debt.........................           (30,218)
      Distributions paid to parent...........................            (1,275)             (43,471)
                                                                       --------             --------
Net cash provided by (used in) financing activities..........             9,404              (42,653)
                                                                       --------             --------

Effect of exchange rate changes on cash
        and cash equivalents.................................               557

Net increase in cash and cash equivalents....................             2,520                  316

Cash and cash equivalents, beginning of period...............               968                1,875
                                                                       --------             --------
Cash and cash equivalents, end of period.....................          $  3,488             $  2,191
                                                                       ========             ========

Supplemental cash flow information: Cash payments during the period for:
      Interest...............................................             1,391                1,613
      Income taxes...........................................             2,588                1,280




                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Western Tobacco Investments LLC ("Western Tobacco"), a Delaware limited liability company. Western Tobacco holds the Company's interest in Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, and Liggett-Ducat Tobacco ("LDT"), a wholly-owned subsidiary of Liggett-Ducat engaged in the construction of a new cigarette factory. Prior to January 31, 1997, BrookeMil Ltd. ("BML") was a wholly-owned subsidiary engaged in construction of office buildings and property management in Moscow, Russia. On January 31, 1997, the Company sold its shares (which represented 99.1% of all shares outstanding) in BML to New Valley Corporation ("New Valley"). (Refer to Note 3.)

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.4 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1997, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         Certain amounts in the 1997 consolidated financial statements have been reclassified to conform to the 1998 presentation.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         LIQUIDITY:

         At September 30, 1998, the Company had net capital and working capital deficiencies of $72,706 and $63,721, respectively. On February 2, 1998, Brooke and BGLS cancelled a note and interest thereon which amounted to $20,384 at December 31, 1997. On February 5, 1998, Brooke made a capital contribution of $9,000 to the Company, which was used to repay intercompany indebtedness to BGLS. These contributions to capital reduced the net capital deficiency and amounts due affiliates by $29,384. In addition to a new factory under construction, the Company has upgraded the present cigarette operations' tobacco processing complex which has increased production and is

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (Continued)
                                   (UNAUDITED)


         continuing to implement cost-saving measures. Management is currently using a credit facility totaling $10,000 and cash from a participating loan and believes it will obtain funding from Russian banks to complete the factory. (Refer to Notes 5 and 6). In connection with the move to the new factory, Liggett-Ducat plans to begin the manufacture and marketing of western style cigarettes in May, 1999. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard. (Refer to Note 10.)


3.       SALE OF BROOKEMIL

         On January 31, 1997, the Company sold all of its shares of BML to New Valley for $21,500 in cash and a promissory note of $33,500, collateralized by the BML shares, payable during 1997 with interest at 9%. The note was paid in full as of December 31, 1997. The consideration received exceeded the carrying value of the Company's investment in BML by $52,500. The Company recognized a gain on the sale in 1997 in the amount of $27,000. The remaining $25,500 has been deferred, reflecting recognition that the Company's parent, BGLS, retains an interest in BML through its 42% equity ownership in New Valley, and that a portion of the property sold (the site of the third phase of the Ducat Place real estate project being developed by BML, which is currently used by Liggett-Ducat for its existing cigarette factory) is subject to a put option held by New Valley. This option allows New Valley, under certain circumstances, to put this site back to the Company at the greater of the appraised fair value of the property at the date of exercise or $13,600, during the period Liggett-Ducat operates the factory on such site. The Company distributed the proceeds received from the sale of BML to BGLS.

         Liggett-Ducat entered into a Use Agreement with BML whereby Liggett-Ducat is permitted to continue to utilize the site on the same basis as in the past. The Use Agreement is terminable by BML on 270 days' prior notice.


4.       INVENTORIES

         Inventories consist of:

                                                  September 30,     December 31,
                                                       1998            1997
                                                  -------------     -----------

Finished goods...........................           $ 3,826           $
Work-in-process..........................               228               50
Raw materials............................             8,036            3,284
Replacement parts and supplies...........             5,794              921
                                                    -------           ------
                                                    $17,884           $4,255
                                                    =======           ======

          Purchase commitments are for quantities not in excess of anticipated requirements and are at prices established at the date of the commitment. At September 30, 1998, the Company had leaf tobacco purchase commitments of $8,599.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (Continued)
                                   (UNAUDITED)


          During the nine months ended September 30, 1998, Liggett-Ducat exchanged $6,832 of cigarettes for the equivalent value in tobacco, other materials and services as compared to $2,314 for the same period in 1997. Sales and purchases were priced at what management believes are normal sales prices for cigarettes and the normal market price for tobacco, other materials and services.


5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:

                                              September 30,         December 31,
                                                   1998                 1997
                                              -------------         -----------

Factory machinery and equipment..........        $10,360              $10,864
Computers and software...................            451                  293
Office furniture and equipment...........            397                  272
Vehicles.................................          1,520                  534
Construction-in-progress.................         31,183               18,179
                                                 -------              -------
                                                  43,911               30,142
Less accumulated depreciation............         (2,598)              (1,020)
                                                 -------              -------
                                                 $41,313              $29,122
                                                 =======              =======

         Liggett-Ducat is in the process of constructing a new cigarette factory on the outskirts of Moscow which is currently scheduled to be operational in the second quarter 1999. Liggett-Ducat has entered into a construction contract for the plant. The remaining liability under that contract, as amended, at September 30, 1998 is approximately $10,300. Equipment purchase agreements in place at September 30, 1998 total $34,355, of which $28,791 is being financed by the manufacturers.

         In February 1998, New Valley and Apollo Real Estate Investment Fund III, L.P. organized Western Realty Development LLC ("Western Realty") to make real estate and other investments in Russia. In April, 1998, Western Realty completed making a $20,000 participating loan to a company organized and wholly-owned by the Company, Western Tobacco, which holds the Company's interests in Liggett-Ducat and the new factory discussed above. The loan, which bears no fixed interest, is payable only out of 30% of distributions, if any, made by Western Tobacco to the Company. After the prior payment of debt service on loans to finance the construction of the new facility, 30% of distributions from Western Tobacco to the Company will be applied first to pay the principal of the loan and then as contingent participating interest on the loan. Any rights of payment on the loan are subordinate to the rights of all other creditors of Western Tobacco. A total of $26,300 has been funded through November 15, 1998, with the proceeds used by the Company to reduce intercompany debt to BGLS and for payments on the new factory construction contracts. The loan is classified in other long-term liabilities on the consolidated balance sheet at September 30, 1998. (Refer to Note 2.)

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (Continued)
                                   (UNAUDITED)


6.       NOTES PAYABLE AND CREDIT FACILITIES

         Notes payable and bank credit facilities consist of the following:

                                              September 30,       December 31,
                                                  1998               1997
                                              -------------       ------------

Notes payable............................        $ 2,202            $
Revolving credit facilities..............         10,000             5,000
                                                 -------            -----
                                                 $12,202            $5,000
                                                 =======            ======

         On July 29, 1998, the Company borrowed $3,000, subsequently reduced to $2,202, from an unaffiliated third party with interest at 14% per annum. The note which is due on August 1, 1999, is collateralized by factory equipment. Payments of $50 toward principal and interest are made monthly, with the remaining principal balance due at maturity.

         At September 30, 1998, Liggett-Ducat had one credit facility outstanding for $10,000 which expires in May of 1999. The interest rate had been 21% but was increased on August 26, 1998 to 25% over the remaining term of the facility.


7.       STOCK OF LIGGETT-DUCAT

         In 1997, the Company purchased 1,666 shares of Liggett-Ducat stock from other shareholders for $25. At December 31, 1997, the Company owned 75.3% of the stock of Liggett-Ducat and Liggett Group Inc., a wholly-owned subsidiary of BGLS, owned 19.97%. On January 30, 1998, in connection with the restructuring of Liggett's long-term debt, Liggett agreed to transfer to the Company all of its shares and to cancel its option agreements to acquire additional shares. At March 31, 1998, the Company owned approximately 96% of the shares of common stock of Liggett-Ducat which the Company transferred to its subsidiary, Western Tobacco, in April 1998. (Refer to Note 5.)


8.       RELATED PARTY TRANSACTIONS

         The Company has obtained funding through a revolving credit facility with Brooke and BGLS at an annual interest rate of 20% to cover certain expenses including the cost of certain administrative services and personnel, tobacco and material purchases and upgrades of factory equipment. In addition, Brooke and BGLS have advanced funds to BML for its real estate developments projects. In February 1998, Brooke and BGLS contributed $29,384 to the Company, in order to reduce intercompany debt. The amounts due to Brooke and BGLS under this facility at September 30, 1998 were $26,619, including interest of $14,022, and $21,329, including interest of $9,428, respectively. (Refer to Note 2.)

         Refer to Note 5 for information concerning the participating loan to Western Tobacco by Western Realty.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (Continued)
                                   (UNAUDITED)


9.       INCOME TAXES

         For the nine months ended September 30, 1998 and 1997, the tax (benefit) provision of ($1,136) and $12,279, respectively, consist of income tax expense pursuant to Russian statutory requirements of ($1,136) and $538, respectively, and U.S. income tax expense of $0 and $11,741 in accordance with the Company's tax sharing agreement with Brooke.


10.      CONTINGENCIES

         BGLS has pledged its ownership interest in the Company's common stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes due 2001 ("BGLS Notes").

         On March 2, 1998, BGLS entered into an agreement with AIF II, L.P. and an affiliated investment manager on behalf of a managed account (together, the "Apollo Holders"), who held approximately 41.8% of the BGLS Notes then outstanding, in which the Apollo Holders agreed to defer the payment of interest on the BGLS Notes held by them, commencing with the interest payment that was due July 31, 1997, which they had previously agreed to defer, through the interest payment due July 31, 2000. The deferred interest payments will be payable at final maturity of the BGLS Notes on January 31, 2001 or upon an event of default under the Indenture for the BGLS Notes. In connection with the agreement, the Company pledged 50.1% of Western Tobacco to collateralize the BGLS Notes held by the Apollo Holders. (Refer to Note 5.)

         On January 30, 1998, in connection with the restructuring of Liggett's long-term debt, Liggett agreed to transfer to the Company all of its shares of Liggett-Ducat and the Liggett noteholders were granted a security interest in 16% of Western Tobacco. (Refer to Note 7.)

         The performance of Liggett-Ducat's cigarette operations in Russia is affected by uncertainties in Russia which may include, among others, political or diplomatic developments, regional tensions, currency repatriation restrictions, foreign exchange fluctuations, inflation, and an undeveloped system of commercial laws and legislative reform relating to foreign ownership in Russia.